Exhibit 3.1

Articles of Amendment to Amended and Restated Articles of Incorporation of

CoJax Oil and Gas Corporation

The undersigned, on behalf of the Corporation named below, and pursuant to Title 13.1, Chapter 9, Article 11 of Code of Virginia, states as follows:

CoJax Oil and Gas Corporation, a Virginia corporation (the “ Corporation ”), desires to amend its Amended and Restated Articles of Incorporation, to the extent and in the manner set forth herein and certifies the following in connection therewith:

1.Name of Corporation. The name of the Corporation is Cojax Oil and Gas Corporation (“Corporation”).

2.Amendment. Article III, Section D,  of the Amended and Restated Articles of Incorporation of the Corporation is amended by deleting Section D(4) and Section D(5) of Article III in their entirety and replacing those sections with new Section D(4) and Section D(5), each as set forth in Attachment One hereto, which Attachment One is set forth verbatim in this Item #2.

3.The foregoing Amendment was adopted on June 11, 2020, by written consent of the sole shareholder of record of the shares of Common Stock, $0.01 par value per share, of the Corporation.

4. The foregoing Amendment was adopted and approved by the sole director of the Corporation on June 11, 2020.

Executed in the name of the Corporation by an officer below on date set forth below:

Signature: /s/ Jeffrey J. Guzy

Name: Jeffrey J. Guzy, Chief Executive Officer and President

Corporation’s SCC ID#: 08247652 Telephone: (703) 216-8606

Date: June 12, 2020

Exhibit 3.1

Attachment One:

Amendment to Amended and Restated Articles of Incorporation of

CoJax Oil and Gas Corporation

(4) Conversion upon Demand of Shareholders. Each share of the Series A Preferred Stock that is issued and outstanding may be converted into ten (10) shares of Common Stock (the “Series A Conversion Shares”) by the holder thereof upon written demand to the Corporation and upon compliance with any reasonable administrative requirements of the Corporation for such conversion.

(5) Merger. In the event of any merger, reorganization (other than a recapitalization, subdivision, combination, reclassification, exchange of shares of Series A Preferred Stock for another class or series of Corporation’s capital stock, or a conversion of the Series A Preferred Stock under Section D(4) above), or consolidation of the Corporation with or into another corporation or company (other than a liquidating event described in Section D(6) below), then in any such case the shares of this Series A Preferred Stock shall automatically be converted into a number of shares of Common Stock equal to the Series A Conversion Shares (based on a conversion ratio of ten (10) shares of Common Stock for each share of Series A Preferred Stock), and such conversion shall be consummated prior to the record date for holders of the shares of Common Stock for any such merger, reorganization, or consolidation.